UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-39166

Metalla Royalty & Streaming Ltd.
(Translation of registrant's name into English)

501- 543 Granville Street, Vancouver, BC, V6C 1X8
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

[   ] Form 20-F   [ x ] Form 40-F

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	Advance Notice of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metalla Royalty & Streaming Ltd. (Registrant)

Date: April 12, 2024	By	/s/ Kim Casswell
Kim Casswell
Corporate Secretary